Mail Stop 4561

October 3, 2008

David LaDuke, President
Sputnik Enterprises, Inc.
650 5th Street, Suite 303
San Francisco, CA 94107
Via facsimile also at: (415) 354-3342

       Re: **Sputnik Enterprises, Inc.**
              Revised Preliminary Information Statement on Schedule 14C
              Filed October 2, 2008
              File No. 000-52366

Dear Mr. LaDuke:

      We have completed our review of your revised filing and response letter and have no further comments at this time.

              Sincerely,

              David L. Orlic
              Special Counsel